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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: August, 2009                 Commission File Number: 001-14460



                                   AGRIUM INC.
                              (Name of registrant)


                          13131 LAKE FRASER DRIVE S.E.
                                CALGARY, ALBERTA,
                                 CANADA T2J 7E8
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F  [ ]           Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes  [ ]            No  [X]

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AGRIUM INC.



Date:  August 5, 2009                  By:    /S/  GARY J. DANIEL
                                           -----------------------------------
                                           Name:   Gary J. Daniel
                                           Title:  Corporate Secretary &
                                                   Senior Legal Counsel

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                                 EXHIBIT INDEX



    Exhibit                        Description of Exhibit
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
     99.1            News Release dated August 5, 2009
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     99.2            Management's Discussion and Analysis
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     99.3            Interim Financial Statements and Notes
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